Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

ESTIMATED PROFIT INCREASE FOR THE YEAR 2017

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2017 will increase by a range between approximately RMB10,520 million and RMB14,345 million as compared to that for the year 2016 (representing an increase of approximately 55% to 75%). The Company’s preliminary financial estimates for the year 2017 contained in this announcement have not been audited and may be different from the audited financial information. Detailed audited financial information of the Company for the year 2017 will be disclosed in the Company’s 2017 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2017 to 31 December 2017

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2017 will increase by a range between approximately RMB10,520 million and RMB14,345 million as compared to that for the year 2016 (representing an increase of approximately 55% to 75%). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items will increase by a range between approximately RMB10,610 million and RMB14,468 million as compared to that for the year 2016 (representing an increase of approximately 55% to 75%).

3.	The estimated results have not been audited.

Commission File Number 001-31914

II.	Results for the year 2016 (audited)

1.	Net profit attributable to equity holders of the Company: RMB19,127 million; net profit attributable to equity holders of the Company after deducting non-recurring items: RMB19,290 million.

2.	Earnings per share (basic and diluted): RMB0.66

III.	Reasons for estimated increase in results

The estimated increase in the results for the year 2017 is mainly attributable to (a) the rapid increase in investment income in 2017 compared to the same period of the year 2016 as the Company increased its allocation in fixed-income assets and actively took advantage of the structural opportunities of the equity market, and (b) the impact of the update of discount rate assumption of reserves of traditional insurance contracts.

IV.	Risk alerts

There are no material uncertain factors of the Company that might affect the accuracy of the estimated results for the year 2017.

V.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the year 2017 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the 2017 annual results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed audited financial information of the Company for the year 2017 will be disclosed in the Company’s 2017 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 January 2018

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie